Supplement Dated July 17, 2013
To The Current Prospectus For:

ING Focus Variable Annuity

Issued by ING USA Annuity and Life Insurance Company
Through Its Separate Account B

This supplement updates and amends certain information contained in your variable annuity Contract Prospectus dated April 30, 2007, and any subsequent supplements thereto. Please read it carefully and keep it with your Contract Prospectus for future reference. If you have any questions, please call our Customer Service Center at 1-800-366-0066.

IMPORTANT INFORMATION REGARDING AN UPCOMING FUND REORGANIZATION

The following information only affects you if you currently invest in or plan to invest in the subaccount that corresponds to the ING Pioneer Mid Cap Value Portfolio.

The Board of Trustees of ING Investors Trust approved a proposal to reorganize the **ING Pioneer Mid Cap Value Portfolio** (Class S), (the "Merging Portfolio") with and into the **ING Large Cap Value Portfolio** (Class S), (the "Surviving Portfolio"). In connection with the upcoming reorganization, the **ING Large Cap Value Portfolio** (Class S) will be added as an available investment option under your contract.

Subject to shareholder approval, the reorganization is expected to take place **on or about September 6, 2013** (the "Closing Date"), resulting in a shareholder of the Merging Portfolio becoming a shareholder of the Surviving Portfolio. Each shareholder will thereafter hold shares of the Surviving Portfolio having equal aggregate value as shares of the Merging Portfolio, and the Merging Portfolio will no longer be available under the contract.

Prior to the Closing Date, you may reallocate your policy value in the Merging Portfolio to another investment portfolio currently available under the policy. This reallocation will neither count as a transfer for purposes of our Excessive Trading Policy nor be subject to a transfer charge under the contract. Contract value remaining in the Merging Portfolio on the Closing Date will be placed in the Surviving Portfolio.

Unless you provide us with alternative allocation instructions, after the Closing Date all future allocations directed to the Merging Portfolio will be automatically allocated to the Surviving Portfolio. You may provide alternative instructions by calling our Customer Service Center at the number above.

Information about the ING Large Cap Value Portfolio. The following chart lists summary information regarding the ING Large Cap Value Portfolio. More detailed information can be found in the current prospectus and Statement of Additional Information for that fund.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)

ING Large Cap Value Portfolio (Class S)
 	
   Investment Adviser: Directed Services LLC
 	
   Subadviser: ING Investment Management Co. LLC
	Seeks long-term growth of capital and current income.

All references in the prospectus to the Merging Portfolio and Surviving Portfolio are changed accordingly.